UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

Lincare Holdings Inc.

(Name of Subject Company)

Lincare Holdings Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

John P. Byrnes

Chief Executive Officer

Lincare Holdings Inc.

19387 US 19 North

Clearwater, Florida 33764

(727) 530-7700

With copies to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Lincare Holdings Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Linde US Inc., a Delaware corporation (the “Purchaser”), and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $41.50 per share, subject to any required withholding of taxes, net to the seller in cash and without interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on July 11, 2012.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following language under the heading “Certain Litigation”:

“On July 20, 2012, a fifth putative shareholder class action, captioned Souksavath v. Lincare Holdings Inc., et al., Case No. 12-8990 (the “Souksavath Complaint”), was filed in the Circuit Court of the 6th Judicial Circuit in and for Pinellas County, Florida, Circuit Civil Division. The Souksavath Complaint, like the Himmel Complaint, the Fader Complaint, the Britt Complaint and the Coyne Complaint, alleges that the members of the Board breached their fiduciary duties to the Company’s shareholders by entering into the Merger Agreement and that Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Souksavath Complaint, like the Britt Complaint and the Coyne Complaint, also alleges that the Schedule 14D-9, filed with the Securities and Exchange Commission on July 11, 2012, was materially incomplete and omitted certain information. The Souksavath Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement. The Company, Parent and Purchaser intend to vigorously defend against these claims.

On July 23, 2012, the court held a hearing on Plaintiffs Himmel and Britt’s motion to (i) consolidate the Himmel, Fader, Britt and Coyne actions, (ii) appoint a leadership structure among plaintiffs’ law firms, (iii) expedite discovery, and (iv) set a schedule for preliminary injunction proceedings. The court granted plaintiffs’ requests to consolidate related actions and to appoint a leadership structure among plaintiffs’ counsel’s law firms. The court denied plaintiffs’ requests for expedited discovery and to set a schedule for preliminary injunction proceedings.”

ITEM 9. EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(14)	Letter to Participants of the Lincare Holdings Inc. 2009 Employee Stock Purchase Plan, distributed on July 27, 2012.

(a)(15)	Letter to Option holders, distributed on July 27, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINCARE HOLDINGS INC.

Dated: July 27, 2012	By:	/S/ PAUL G. GABOS
	Name:	Paul G. Gabos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(14)	Letter to Participants of the Lincare Holdings Inc. 2009 Employee Stock Purchase Plan, distributed on July 27, 2012.

(a)(15)	Letter to Option holders, distributed on July 27, 2012.

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